UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE


                                                                       May 7,
2019
  Mark K. Mason
  Chairman of the Board, President and
  Chief Executive Officer
  HomeStreet, Inc.
  601 Union Street, Suite 2000
  Seattle, WA 98101

          Re:     HomeStreet, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on May 3, 2019 by HomeStreet, Inc.
                  File No. 001-35424

  Dear Mr. Mason,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

           Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

  Schedule 14A
  1. Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that the approximate date upon which the proxy statement will be mailed to shareholders be placed on the first page of the proxy statement as defined under Rule 14a-1(g). At present, an attempt to include this date appears to have been made in the shareholder letter and Notice, which documents are outside the scope of the cited definition of proxy statement and otherwise not part of Rule 14a-101.

  How do I vote?, page 6
  2. Please advise us of the legal basis upon which the registrant has relied to conclude that brokers may be eligible to vote shares on Proposal 3 in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that
     "broker non-votes" will still exist on Proposal 3. See Item 21(b) of
Schedule 14A.

  3. Please advise us of the legal basis upon which the registrant has relied to conclude that banks and nominees other than brokers are unable to use discretionary authority to vote on non-
     routine matters. Please also advise us how a vote from a non-broker could still be considered a "broker non-vote" within the meaning of Item 21 of Schedule 14A.
 Mark K. Mason
HomeStreet, Inc.
May 7, 2019
Page 2

Proposal 1   Election of Directors, page 16

4. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

5. Please confirm, and consider disclosing, if true, that each person nominated for election as a director has agreed to be named in the proxy statement and to serve if elected. Refer to Rule
   14a-4(d)(1).

Proposal 2 | Advisory (Non-Binding) Vote on Executive Compensation, page 65

6. Please advise us, with a view toward revised disclosure, why the frequency of shareholder advisory votes on executive compensation, and the expected date of the next such vote, appear not to have been disclosed. See Item 24 of Schedule 14A.

Proposal 5 | Approval of an Amendment to the Articles [ ] to Declassify the Board [ ], page 69

7. Given that Item 19 requires the registrant to disclose "the general effect of such amendment,"
   and Instruction 2 thereto references anti-takeover and similar proposals, please disclose the general effect such an amendment could have in the takeover context, of advise.

Shareholder Proposals, page 72

8. To the extent the three stockholder proposals are regulated under Item 18 of
Schedule 14A,
   titled "Matters not required to be submitted," please revise to expressly state what board action, if any, is intended to be taken in the event of a negative vote by security holders.
   Note also that the right of a security holder to vote on a matter is determined by a source of legal authority other than the federal securities laws.

Costs of Solicitation, page 77

9. Given the generic reference to "aggregate expenses" as well as the expected quantification of the proxy solicitor's fee, advise us how the registrant has complied with its obligation to disclose all costs in furtherance of the solicitation as required under Item 4(b) of Schedule
   14A. Alternatively, please revise this section to provide the information requested in the context of a contested election of directors. Refer also to Instruction 1 to
Item 4, which seeks
   disclosure of all costs incidental to the solicitation above what the registrant normally expends. Please also advise us why "regular" should be viewed as a class of employee.
 Mark K. Mason
HomeStreet, Inc.
May 7, 2019
Page 3

Form of Proxy

10. The form of proxy is not part of the proxy statement. See Rule 14a-1(g)(for a definition of the term "proxy statement") and Rule 14a-101(for Schedule 14A and an itemization of information required in the proxy statement). Disclosures made in the narrative of the proxy statement therefore will not satisfy disclosure obligations with respect to the presentation of information on form of proxy. Please revise the form of proxy to expressly state whether each matter upon which security holders are being asked to vote has been proposed by the registrant. See Rule 14a-4(a)(3) of Regulation 14A.

                                         *       *       *

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                             Sincerely,

                                                             /s/ Nicholas P.
Panos

                                                             Nicholas P. Panos
                                                             Senior Special
Counsel
                                                             Office of Mergers
& Acquisitions

cc:    Beth E. Berg, Esq.
       Kai H.E. Liekefett, Esq.